(the “Company”)
2012 Annual Request Form

National Instrument 51-102 Continuous Disclosure Obligations requires the Company to send annually to the registered holders and beneficial owners of its securities (“Securityholders”) a form to allow Securityholders to request a paper copy of the Company’s annual financial statements and related management discussion and analysis (“MD&A”), interim financial statements and related MD&A, or both (the “Documents”).

The Company’s interim and annual financial statements and related MD&A are made available on the Company’s website immediately upon filing of such documents with SEDAR and EDGAR as required by securities regulations, and Securityholders may alternatively access these documents electronically at www.pacrim-mining.com, www.sedar.com, or www.sec.gov.

If you wish to receive any or all of the Documents by mail, please complete this form and forward it to:

Pacific Rim Mining Corp.
#1050 – 625 Howe Street,
Vancouver, B.C. Canada V6C 2T6

The undersigned Securityholder hereby requests to be put on the Supplemental Mailing List for the Company and elects to receive the documents as indicated below:

[ ]	Interim Financial Statements and the related MD&A;
[ ]	Annual Financial Statements and related MD&A; or
[ ]	BOTH – Interim Financial Statements and MD&A and the Annual Financial Statements and related MD&A.

Please note that a request form will be mailed each year and security holders must return such form each year to receive the documents requested.

(Please print clearly):

Name:

Address:

Postal Code:

I confirm that I am a registered or beneficial shareholder (circle one) of the Company.

Signature of
Securityholder:	Date:
CUSIP: 694915208
SCRIP COMPANY CODE: PFGQ